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                             April 7, 2022

       James Foster
       Chief Executive Officer
       Virax Biolabs Group Limited
       30 Broadwick Street
       London, UK W1F 8LX

                                                        Re: Virax Biolabs Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 18,
2022
                                                            No. 333-263694

       Dear Mr. Foster:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed March 18, 2022

       Cover page

   1. We refer to comment 2 in our letter dated January 28, 2022. Please revise to discuss that the U.S. Senate pass
the Accelerating Holding Foreign Companies Act and include a cross-reference to the
more detailed disclosure in the related risk factor on page 56.
   2.                                                   We note your disclosure
that you do not believe you are    directly    subject to recent
                                                        regulatory actions and
statements by the PRC government on the regulation of business operations in China. If
there is uncertainty as to the applicability of such regulatory actions, revise to
explain the basis for such uncertainty.
 James Foster
FirstName   LastNameJames  Foster
Virax Biolabs  Group Limited
Comapany
April       NameVirax Biolabs Group Limited
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
3. We refer to comment 4 in our letter dated January 28, 2022 and reissue the comment. You state that within the organization, investor cash flows have all been received by Virax
         Cayman. You also state that cash to fund Virax Cayman   s operations
is transferred from
         Virax Cayman down through your Singapore, Hong Kong, and BVI entities and then into your Chinese entities through capital contributions and loans. On the cover page, quantify any cash flows and transfers of other assets by type that have occurred to date between the holding company and its subsidiaries and direction of transfer. You also state that transfers among your Singapore, Chinese and Hong Kong entities are not restricted.
         However, we note the following disclosure on pages 8-9:

                Further, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.
                Further, investment in Chinese companies, which are governed by the Foreign
              Investment Law, and the dividends and distributions from each of HKco, Virax
              Immune T-Cell, Shanghai Xitu are subject to relevant regulations and restrictions on dividends and payment to parties outside of China.

         We note also your risk factor disclosure beginning on page 48 highlighting the risks that any funds you transfer to your PRC subsidiary are subject to approval by or registration with relevant governmental authorities in China and that PRC regulations impose restrictions on currency exchange. Please revise your disclosure on the cover page to address these limitations on your ability to transfer cash through your organization. Please make similar revisions to your discussion under the heading
Transfer of Cash Through
         our Organization    so that you do not assert or imply that your
ability to transfer cash is
         unrestricted. Please also disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures.
4. We note your disclosure on page 140 that holders of Class B ordinary shares shall have the right to ten votes for each share held. Please disclose on your prospectus cover, in your summary and in your risk factors the disparate voting rights of each class of ordinary shares. In your risk factors, please discuss the risks posed by such capital structure, including but not limited to, risks relating to the potential effects on the price of your
         Class A ordinary shares, dilution upon conversion of the Class B ordinary shares into
         Class A ordinary shares and that the dual-class structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity. Additionally, if you will be considered a controlled company, please include disclosure of your controlled company status on the prospectus cover page and state whether you intend to rely on exemptions from listing standards as a controlled company.
 James Foster
FirstName   LastNameJames  Foster
Virax Biolabs  Group Limited
Comapany
April       NameVirax Biolabs Group Limited
       7, 2022
April 37, 2022 Page 3
Page
FirstName LastName
Prospectus Summary, page 1

5. Please revise your statement that you have been operating since 2013 to clarify that prior to 2020, your operations consisted of food importation into the PRC, as referenced on
         page 72. Additionally, please revise your reference to your    product
portfolio,    here and
         throughout your registration statement, to make clear that you act as distributor of products sourced from third-parties. Your disclosure should not imply that you have developed IVD test kits.
6. We note your response to comment 4. Please revise the risk factor beginning "The regulatory environment for IVD could change" on page 33 to correspond to the revised disclosure regarding the challenges you face on page 4. To the extent the risk described below that heading addresses the different risk that you may not be able to demonstrate your product candidates are safe and effective, address those risks in a separate risk factor.
7. We reissue comment 5 in part. Further revise to clarify from where you conduct what aspects of your business, including where you conduct the majority of your business, particularly in light of the revised disclosure that you have 6 employees, two of whom are engaged in research and development in addition to acting as your Chief Executive
         Officer and Chief Operating Officer. Clarify where your officers are located, so that investors are aware of difficulties they may have, for example, in pursuing claims or enforcing judgments. We note the varied disclosure regarding the location of your operations:
             On the cover page, you state that you "conduct a substantial majority of
              [your] operations through [your] operating entities established in Singapore and the
              British Virgin Islands, primarily Virax Biolabs Pte. Limited and
Logico Bioproducts
              Corp., which [you] we refer to as SingaporeCo. and Logico BVI, respectively. . . .
               However, some of [your] operations are currently conducted through . . . operating entities established in Hong Kong and Shanghai, primarily Virax
Biolabs Limited,
              Virax Immune T-Cell Medical Device Company Limited, and Shanghai
Xitu
              Consulting Co., Limited."
             On pages 1 and 69, you state that you "conduct [your] substantial operations in the
              United Kingdom and Hong Kong with operating subsidiaries in
Singapore, China and
              British Virgin Islands and have been operating since 2013."
             On page 118, you state they "conduct [your] material business operations in
              Singapore."
             On page 116 you address laws in the People's Republic of China in which you must participate due to "hav[ing] some operations located in the PRC."

         Additionally, you state on page 5 that your Shanghai subsidiary is primarily engaged in procurement, warehousing, product development, and staffing
management.    You state
         on page 109 that in many cases you instruct your third-party suppliers to ship the products directly to your customers per your order instructions. Please clarify in the summary where your suppliers are located and make clear the extent to which you source third-
 James Foster
Virax Biolabs Group Limited
April 7, 2022
Page 4
         party IVD test kits and PPE from the PRC and/or Hong Kong.

         Finally, as requested in comment 5, when making statements regarding "the company,"
         please revise to clarify whether you refer to the holding company, or identify the subsidiary or third-party contractor to which you refer, as applicable, more specifically than the revisions to "we," "us," "our" or similar terms that fail to identify the relevant entity. Ensure that your disclosure throughout the filing clearly identifies the subsidiary whose operations you are referencing.

8. We note the revised disclosure on page 8 in response to comment 7. As previously requested, further revise the disclosure in this section to disclose the approvals you are required to obtain. Also revise this section for consistency. For example, as you state that you have received all required permissions, revise the first sentence to provide a more definitive statement about the degree of government regulation to which you are subject.
         Further, you first state that you have obtained all approvals for Shanghai Xitu, but later refer to multiple PRC subsidiaries. Revise to clarify whether you have obtained the required approvals for all of your operations in China. We note your statement that you are not required to obtain additional permission or approval from Chinese authorities, including the CSRC and the CAC, to either approve your PRC
subsidiaries    operations or
         to offer the securities being registered to foreign investors. Please revise to explain how you determined that such permissions are not required. If you relied on the advice of
         counsel, please revise to name counsel and file such counsel   s
consent as an exhibit to the
         registration statement.
9. Revise to disclose in the summary the amount of proceeds that will be held in escrow for the benefit of the underwriters and the period of time such funds will be restricted, as referenced on page 62.

Risk Factors
Risks Related to Doing Business in China and Hong Kong, page 43

10. We note numerous disclosures that reference dates that have already passed. Please update your disclosures throughout your filing. As examples only, we note the following:

             On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and will become effective on February 15, 2022.
           On December 24, 2021, the CSRC released the Administrative Provisions of the State
           Council Regarding the Overseas Issuance and Listing of Securities by Domestic
FirstName LastNameJames
           Enterprises (DraftFoster
                              for Comments) and the Measures for the Overseas
Issuance of
Comapany Securities
           NameViraxand Biolabs
                          ListingGroup Limited by Domestic Enterprises (Draft
for Comments),
                                  Record-Filings
           both
April 7, 2022   of which
              Page 4      have a comment period that expires on January 23,
2022.
FirstName LastName
 James Foster
FirstName   LastNameJames  Foster
Virax Biolabs  Group Limited
Comapany
April       NameVirax Biolabs Group Limited
       7, 2022
April 57, 2022 Page 5
Page
FirstName LastName
Use of Proceeds, page 62

11. We reissue comment 9 in part. In the Use of Proceeds you address two strategic asset acquisitions as "potential acquisition targets." The disclosure on page 95 states that you have entered into a non-binding letter of intent with a potential acquisition target and have identified three potential acquisition targets. First, revise these disclosures to clarify the number of targets you have identified. Second, please revise these and similar disclosure items throughout your document to clarify if you are addressing the purchase of intellectual property as opposed to an entire company.

         Additionally, you state on page 31 that your Virax Immune brand   s
future success
         depends, in part, of your ability to acquire the necessary proprietary technology from a
         European Union based materials technology company. Please revise to make clear in the summary the extent to which the development of your T-Cell IDV test is dependent upon this acquisition.
Management Discussion and Analysis of Financial Condition and Results of Operations
Business Model, page 69

12. We note the revised discussion provided in response to comment 10 on page 70. We also note the revisions on page 1 whereby you state that you act as distributors of third-
         party suppliers    products. Provide us your analysis of the
considerations in ASC 606-10-
         55-36 through 55-40 in determining how to reflect distributor revenue in your financial statements.
Business
Key Customer Relationships, page 111

13. We note your disclosure that five customers and three customers accounted for approximately 98% and 100% of your sales for the years ended March 31, 2021 and 2020, respectively. Please add risk factor disclosure highlighting the risks related to customer concentration.
Research and Development, page 112

14.      We note your revised disclosure in response to comments 12 and 16.
Revise your
         disclosure here and wherever you address your "research and development team" to clarify, if true, that your research and development team consists of your Chief Executive
         Officer and Chief Operating Officer, who fulfil those roles in addition to their duties as
         CEO and COO, respectively.
Employees and Human Capital , page 116

15. Please revise to remove from this section your discussion of externally employed employees. We will not object to a cross reference to your third-party contractual arrangements described elsewhere in the prospectus.
 James Foster
FirstName   LastNameJames  Foster
Virax Biolabs  Group Limited
Comapany
April       NameVirax Biolabs Group Limited
       7, 2022
April 67, 2022 Page 6
Page
FirstName LastName
Regulations, page 118

16. Please add a section here discussing PRC laws and regulation applicable to your business.
Enforcement of Civil Liabilities , page 168

17. We note your disclosure that most of your directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. Please revise your disclosure here and in the related risk factor on page 48 to affirmatively state whether any of your officers, directors or other members of senior management are located in China or Hong Kong. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S.
         jurisdictions.
Exhibits

18. Please revise Exhibit 5.1 to provide an opinion on the legality of the Ordinary Shares.
         Paragraph three provides the opinion on the Underwriter's Warrants and the Ordinary
         Shares underlying the Underwriter's Warrants, but not the Ordinary Shares.
19. With respect to exhibits 5.1, 5.2, 10.5, and 10.6, replace the "Form of" legal opinions and employment agreements with the finalized agreements. Refer to Item 601(b)(5) and
         (b)(10)(iii) of Regulation S-K.
20. Clarify the authority upon which Messrs. Nortan and Erez and Ms. Gilmour signed the registration statement as directors. We note from the footnote to the Directors and
         Executive Officer's table on page 124 that their appointment as directors will not be effective until the registration statement is declared effective.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 James Foster
Virax Biolabs Group Limited
April 7, 2022
Page 7

       You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at (202) 551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameJames Foster
                                                          Division of
Corporation Finance
Comapany NameVirax Biolabs Group Limited
                                                          Office of Life
Sciences
April 7, 2022 Page 7
cc:       Lawrence Venick, Esq.
FirstName LastName